Investor Presentation May 24, 2012 Filed by Tronox Incorporated Pursuant to Rule 425 of the Securities Act of 1933, as amended Subject Company: Tronox Incorporated (File No: 001-32669)

Forward-Looking Statements
This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,”
“target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Tronox Incorporated and Tronox Limited caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-
looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving Tronox Incorporated, Tronox
Limited and Exxaro Resources Limited (“Exxaro”), including future financial and operating results, Tronox Incorporated’s, Tronox Limited’s or Exxaro’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts.
Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Tronox Incorporated shareholder approvals; the risk that Tronox Incorporated, Tronox Limited and Exxaro may be unable to obtain governmental and regulatory approvals required for the transaction, or required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could cause the parties to abandon the transaction; the performance of the Tronox and Exxaro Mineral Sands business; the risk that a condition to closing of the transaction may not be satisfied; the ability of the combined company to obtain necessary financing to refinance existing indebtedness or modifying existing financing arrangements, and finance the combined business post-closing and the terms on which such financing or modification may be available; the timing to consummate the proposed transaction; the risk that the businesses will not be integrated successfully; the risk that Tronox Limited will not be able to complete registration of its shares with the
SEC and/or the listing thereof on a securities exchange, and the timing therefore; the risks to shareholders associated with becoming shareholders of an Australian-domiciled holding company; the risk that the expected cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the market value of Tronox Incorporated’s products; demand for consumer products for which Tronox Incorporated’s businesses supply raw materials; the financial resources of competitors; the market for debt and/or equity financing; the ability to achieve favorable tax structuring for the benefit of Tronox Limited and its subsidiaries and shareholders; the ability to respond to challenges in international markets; changes in currency exchange rates; political or economic conditions in areas where Tronox Limited and its subsidiaries will operate; the risk of changes in laws and regulations applicable to the business and assets of Tronox Limited and its subsidiaries will operate; trade and regulatory matters; general economic conditions; and other factors and risks identified in the Risk Factors Section of Tronox Incorporated’s Registration Statement on form S-4, as amended, filed with the U.S. Securities and Exchange Commission (SEC) on May 4,
2012. Each forward-looking statement speaks only as of the date of the particular statement and neither Tronox Incorporated nor Tronox Limited undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find it.
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction involving
Tronox Incorporated, Tronox Limited and Exxaro, Tronox Limited and Tronox Incorporated have filed with the SEC a Registration
Statement on Form S-4 that includes a definitive proxy statement of Tronox Incorporated that also constitutes a prospectus of Tronox
Limited. The registration statement relating to the securities to be offered was declared effective by the Securities and Exchange
Commission on May 4, 2012. Tronox Incorporated commenced the mailing of the the proxy statement/prospectus to its stockholders on or about May 7, 2012. Tronox Incorporated urges investors and stockholders to read the proxy statement/prospectus (including any amendments or supplements thereto) regarding the proposed transaction, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Tronox Incorporated’s website
(www.tronox.com) under the heading “Investor Relations”
Non-GAAP Financial Measures
EBITDA and Adjusted EBITDA, which are used by management to measure performance, are non-GAAP financial measures.
Management believes that EBITDA and Adjusted EBITDA are useful to investors, as EBITDA is commonly used in the industry as a means of evaluating operating performance and Adjusted EBITDA is used in our debt instruments to determine compliance with financial covenants. Both EBITDA and Adjusted EBITDA are included as a supplemental measure of our operating performance because they eliminate items that have less bearing on operating performance and highlight trends in the core business that may not otherwise be apparent when relying solely on GAAP financial measures. In addition, Adjusted EBITDA is one of the primary measures management uses for planning and budgeting processes and to monitor and evaluate financial and operating results. EBITDA and
Adjusted EBITDA are not recognized terms under GAAP and do not purport to be an alternative to measures of our financial performance as determined in accordance with GAAP, such as net income (loss). Because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented herein is not, comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA and Adjusted EBITDA to net income are included at the end of this presentation
Additional Information & Non-GAAP
Financial Measures

Table of Contents I. Executive Summary II. Tronox Overview III. Industry Perspectives IV. Conclusion Appendix: Additional Materials 4

I. Executive Summary 5 5

Tronox Overview
Tronox Limited (“Tronox” or “the
Company”) is a highly differentiated
and attractively positioned company in
the TiO
2
value chain
Only fully integrated global producer
and marketer of TiO
2
and mineral sands
Low cost & efficient pigment production
network
Solid platform for growth with ability to
“debottleneck” with limited capital
expenditures
Attractive balance sheet and U.S. tax
attributes
6
3rd largest global producer and
marketer of TiO
2
manufactured via
Chloride Technology
3rd largest global producer of Titanium
feedstock
2nd largest global producer of Zircon
Global Leadership

Leading Global Pigment and Mineral
Sands Platform…

Botlek, The Netherlands
Hamilton, MS
Namakwa Sands
KZN Sands
Tiwest
Oklahoma City, OK
Note: Namakwa Sands, KZN Sands and Tiwest are each made up of 3 locations.
1. KZN Sands gives effect to Fairbreeze mine development project expected to open in 2014 with 190kt of TiO
2
ore capacity and 60kt of zircon capacity per year.
R&D / Support Services
Locations
Henderson, NV
Tronox has 3,500 employees
in 17 locations around the world
Johannesburg
Singapore
Shanghai, China
7
Stamford, CT
Headquarters
Pigment Facilities
Location Capacity (MT)
Hamilton 225,000
Botlek 90,000
Tiwest (Kwinana) 150,000
Total 465,000
Mineral Sands Facilities
Namakwa Sands Capacity (MT)
Slag 160,000
Zircon 135,000
Pig Iron 100,000
Rutile 31,000
Reserve Life of Mine 20+ Years
Tiwest (Northern Operations) Capacity (MT)
Synthetic Rutile 220,000
Zircon 70,000
Rutile 36,000
Leucoxene 26,000
Reserve Life of Mine 15+ Years
KZN Sands² Capacity (MT)
Slag 220,000
Pig Iron / Scrap Iron 121,000
Zircon 60,000
Rutile 30,000
Reserve Life of Mine 12+ Years
Electrolytic Facilities
Location Capacity (MT)
Hamilton (Sodium Chlorate) 150,000
Henderson (EMD) 27,000
Henderson (Boron Products) 525

….With Attractive Vertical Integration

Pre Merger Tronox (000’s tonnes of ore)
Tronox Today (000’s tonnes of ore)
Tronox is long of titanium feedstock, giving the Company significant advantages compared to its peers, especially in a today’s rising ore pricing environment
8
Tronox today is required to
source ~229,000 tonnes of
feedstock in the open market
New Tronox will be long
~211,000 tonnes of feedstock
723
512
Tronox Titanium
Capacity
Tronox Titanium
Requirments Feedstock
Feedstock
200
429
Tronox Titanium
Capacity
Tronox Titanium
Requirments Feedstock
Feedstock

Tronox Financial Overview Pro Forma Revenue Pro Forma Adj. EBITDA Zircon, Pig Iron & Other 22% 9 151% 37% $ 1,681 $ 2,306 2010 PF 2011 PF $ 336 $ 844 20% 37% 2010 PF 2011 PF Adjusted EBITDA Margin

Key Investment Highlights

Leading Global Market Position
Advantaged, Proprietary TiO
2
and Titanium Feedstock Production Technology
Best Positioned to Capitalize on Trends in Mineral Sands, TiO
2
& Zircon Industries
Vertically Integrated Platform Assures Security of Titanium Feedstock Supply and Margin
Capture at Both Levels of the Supply Chain
Low Cost and Efficient Production Network
Innovative, High Performance Products
Experienced Management Team

Management Team
11 11
Robert Gibney
Vice President,
Administration
and Materials
Procurement
Tom Casey
Chairman and
Chief Executive
Officer
John Romano
Executive Vice
President
Mike Foster
Vice President,
General Counsel
and Secretary
Daniel Greenwell
Chief Financial
Officer
Trevor Arran
Senior Vice
President &
President, Tronox
Mineral Sands
Willem van Nierkerk
Senior Vice
President, Strategic
Planning and
Business
Development

II. Tronox Overview 12 12

TiO
2
Pigment Operations
Overview
Leading Global TiO
2
producer
Efficient, low-cost manufacturing footprint
Pigment Facilities
($US in millions)
13
(units in MT)
13
Location Capacity
Hamilton
225,000
Botlek
90,000
Kwinana
150,000
2011 Sales Volume by Geography
Total
465,000
2011 Sales Volume by End-Use Market
North America
42%
America
8%
Europe
24%
Pacific
34%
Latin
Asia-
Paints and Coatings
77%
Plastics
Paper and Specialty
3%
20%
Tronox’s sales effort is leveraged towards the higher growth and higher value segments
One of the largest global TiO
2
producers and marketers with 8% share
of global capacity
Focused primarily on coatings, plastics
and paper laminates
Global operations and international
presence

Low Cost and Efficient Production
Network
Network of TiO
2
and titanium feedstock facilities gives Tronox the flexibility to optimize asset and feedstock utilization
Ability to generate operational, logistical and market efficiencies
Vertically
Integrated
Production
Significant and
Scalable
Operations
Gateway to Asia
Geographic
Diversity
Tronox’s three TiO
2
production facilities are strategically positioned in key geographies: America, Europe and
Australia
Provides customers in over 90 countries with a reliable product supply
The Hamilton facility is the third largest TiO
2
production facility in the world and has the size and scale to service customers in North America and around the globe
Solid platform for growth with ability to “debottleneck” to participate in market growth with limited capital expenditures
The Tiwest Operations, located in Australia, is well positioned to service growing demand from Asian markets
14
100%
Proprietary
Chloride
Technology
Chloride technology yields consistently whiter, brighter pigment grades preferred for many of the largest end-
use applications (e.g. paints and plastics) as compared to the sulfate process
The chloride production process offers ~15% in cost savings over the sulfate process (according to TZMI)
No chloride plant has been put into commercial production since 1994
The Company’s TiO
2
operations are among the lowest cost producers of TiO
2
globally

Customers include market leaders in each of
the major end-use markets for TiO
2
Builds strong relationships with its
customers resulting in a high customer
retention rate
Long-Standing Blue Chip TiO
2
Customer Relationships
Tronox’s Blue Chip Customer Relationships
15
Tronox has supplied each of its top ten TiO
2
customers for over ten years
Diversified customer base of approximately
1,000 customers in over 90 countries
Tronox works closely with its customers to
optimize their formulations, thereby enhancing
the use of TiO
2
in their production processes

Tronox Mineral Sands Operations
Overview
Tronox  Mineral Sands comprises three mining
operations: KZN Sands and Namakwa Sands located in
South Africa and Tiwest located in Australia
Mineral Sands operations consist of two key product
streams – Titanium Feedstock and Zircon
3rd largest titanium ore feedstock producer
globally in 2011 (10% market share) with 3
producing assets
2nd largest zircon producer globally in 2011 (20%
market share)
Mineral Sands operations also produces high purity Pig
Iron as a co product
Geographically well positioned to serve markets in Asia,
the Middle East, Europe, North and South America
Existing inventory will be enough to supply slag furnaces
until the Fairbreeze mine is online
Production Facilities
16
Namakwa Northern
Capacity (MT) Sands Operations KZN Sands¹ Total
Slag 160,000 220,000 380,000
Zircon 135,000 70,000 60,000 265,000
Pig Iron 100,000 121,000 221,000
Rutile 31,000 36,000 30,000 97,000
Synthetic Rutile 220,000 220,000
Leucoxene 26,000 26,000
Reserve Life of Mine 20+ Years 15+ Years 12+ Years
1. KZN Sands gives effect to Fairbreeze mine development project expected to open in 2014 with 190kt of TiO  ore capacity and 60kt of zircon capacity.
2

Tronox Mining Operations
KZN Sands operations are located on the
East Coast of South Africa
KZN Sands operations comprise four
phases:
Mining
Mineral Separation
Smelting
Bulk Terminal
Hillendale mine of KZN Sands is expected
to end production in 2012
Fairbreeze mine of KZN Sands is expected
to begin production in 2014
KZN Sands
Tiwest
17
Namakwa Sands
Heavy mineral resources mine in Namakwa
are on the coastal plain along the west
coast of South Africa
Namakwa Sands operations comprise
three phases:
Dry Mining
Mineral Separation
Smelting
Produces titanium feedstocks including
ilmenite, chloride slag, titanium slag, rutile,
as well as co products pig iron and zircon
Tiwest operations are located in Western
Australia
Tiwest operates:
Mining- dredging, dry mining
techniques
Chandala processing plant
Dry mills, synthetic rutile plant
Bunbury plant operations
Unique “mine to mine” concept: self-
contained from extraction through waste
disposal
Large geographical span, good springboard
into Asia Pacific
Produces titanium feedstocks including
ilmenite, rutile, synthetic rutile, leucoxene,
zircon, activated carbon and staurolite
3.0 million tonne excess ilmenite stockpile
at Namakwa Sands expected to be source
of alternate supply prior to Fairbreeze
expansion coming on-line

Tronox Mineral Resources & Reserves

Resources (metric million tonnes) Reserves  (ROM)
Operation 4
LoMP
(Years) 5 Measured Indicated Inferred Total
% llmenite
(Total) Proven 6 Probable 7 Total % THM
KZN Sands
Hillendale 1.5 24.6 - - 24.6 2.76 7.3 - 7.3 5.88
Fairbreeze 15 156.1 55.7 9.0 220.9 3.76 114.3 25.4 139.6 7.24
Block P - - 40.6 - 40.6 3.05 - - - -
Port Durnford
Prospecting Project 8 ,12
- 142.5 340.1 466.0 948.6 2.68 - - - -
Centane  Prospecting
Project 9 ,12
- 226.2 9.9 19.8 255.9 4.50
Total 549.4 446.3 494.8 1490.6 121.6 25.4 146.9
Namakwa Sands
Namakwa Sands 20 434.7 360.7 10 82.0 877.4 2.79 185.5 272.4 10 457.9 11 8.57
Tiwest
Tiwest- Cooljarloo 15 207.3 192.8 - 399.9 - 207 57.7 264.7 2.20
Tiwest- Cooljarloo West
Prospecting Project 12
- 111.0 86.0 197.0 1.80
Tiwest- Jurien Project 5.2 - 25.6 - 25.6 3.20 - 15.7 15.7 7.90
Tiwest- Dongara Project 9.8 55.2 12.0 15.9 83.1 2.18 29.5 - 29.5 7.32
Total 262.5 341.4 101.9 705.8 236.5 73.4 309.9
Source: Exxaro Mineral Sands proven and probable ore reserves and estimated mineral resources as of December 31, 2011 from Tronox proxy statement prospectus dated May
4, 2012
Note: Please see appendix for footnote references.
1 2
3

19 III. Industry Perspectives

Industry Capacity Utilization
1
During the last cycle, over 380,000 MT of capacity was taken out of market, which management estimates to be approximately a 7% reduction
Bringing new capacity online requires significant capex, long lead time and requires difficult to achieve permitting (in particular environmental regulations): as a result a new Chloride facility has not been built since 1994
1. Tronox management data.
Significant TiO
2
Pigment Capacity
Reductions
The global TiO
2
pigment market has been tight with major producers operating near full capacity
20
60%
65%
70%
75%
80%
85%
90%
95%
100%
1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011
380,000 MT taken out via plant closures
– Grimsby (s) 40
– France (s) 65
– Chinese (s) 125
– Baltimore (c) 50
– Savannah (c)100
10 plants built during
this period with last
Chloride plant built in
1994
210,000 MT taken out via plant closures
– Antioch (c) 30
– Baltimore (s) 50
– Antwerp (s) 30
– Grimsby (s) 40
– Savannah (s) 60

2.0% 1.5% 2.0% 0.0% 2.0% 4.0% 3.5% 6.0% 3.5% 8.5% 7.5% 7.5%
2.6 Billion people in China and India
0.25kg per capita increase in consumption in these two countries over 3 years equates to 650,000MT increase in demand (11.6% increase in market capacity, or approximately 3 plants the size of Hamilton)
TiO2
Consumption per Capita and Growth Rates
Emerging Markets
Significant long-term TiO
2
consumption growth expected from emerging markets
1. Company estimates and U.S. Government Population Statistics.
Rising Demand from Emerging Markets…
21
2008–2013 Est. CAGR
1
:
4.0 4.0
2.3
2.0
1.8
1.6 1.6
1.4
0.5 0.5
0.3 0.3
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
United
States
Germany Australia Japan United
Kingdom
Poland Brazil Malaysia Russia China India Vietnam
TiO2
usage per capita in the major emerging markets, particularly in China and India, is significantly below that seen in most Western countries

Mineral Sands Market
Mineral Sands industry encompasses producers of titanium raw material including ilmenite, titanium slag, rutile, synthetic rutile, and leucoxene
Zircon is a key co-product of titanium raw material
Industry has benefited from favorable supply / demand characteristics for both high-grade titanium feedstocks & zircon over the last two years
Titanium Feedstock- Key Producers Zircon- Key Producers
Note: Rio Tinto has a  37% interest in  Richards Bay Minerals
Iluka
33%
Exxaro
20%
Richards
Bay
Minerals
17%
Other
30%
Rio Tinto
38%
Iluka
16%
Exxaro
10%
Other
37%

Constrained Feedstock Environment is
Expected to Persist
Fundamentals for titanium feedstocks remain strong,
despite recent softening in China
Developing countries’ intensity of pigment use
is expected to grow with rising living standards
(GDP/capita)
2
Supply deficits remain structural for most feedstock
products, particularly for high quality chloride
feedstocks
Lack of meaningful investments in titanium
minerals mining industry in the past decade
No new substantive supply expected to enter
the market in the near term
High risk and long lead time (typically 5-7
years) in starting new projects
China remains primarily import dependent for
its titanium ore requirements
Ore suppliers have succeeded in recent years in
moving prices higher and changing prices quickly
Ore prices are expected to increase for
pigment producers, despite short-term demand
softening
23
1. Per TZMI 4Q2011 forecast.
2. Goldman Sachs Research.
Global Supply / Demand for Titanium Feedstock
1
Feedstock Pricing
1
($ / tonne)
Ore supply is tight, creating a favorable pricing environment for the foreseeable future
23
Existing / Approved Production Potential New Projects Underlying Demand
2,000
4,000
6,000
8,000
10,000
12,000
'00A '03A '06A '09A '12E '15E

24 24
Overview
Zircon Market Overview
Zircon is a mineral often produced as a co-
product of TiO
2
minerals primarily in Australia
and South Africa
Global Zircon demand continues to stay
significantly higher than supply
Expected strong long-term demand
driven by urbanization, especially in
developing economies such as China
Inventories throughout the supply chain
at historically low levels
Zircon market fundamentals expected to stay
positive over the long-term
Structural market deficits expected to
persist
No significant new supply sources are
apparent to fill the gap – limited number
of quality projects available for
development
Fundamentals Remain Strong
Following three consecutive quarters of
substantial price movements for zircon, there
was a moderation in the price increase for Q4
2011, with suppliers achieving 10-15% higher
prices QoQ for shipments in the last quarter
of the year
China has had the most significant influence
on zircon offtake, as the output of ceramic
tiles in the country has slowed in response to
a weaker domestic housing market
The softer zircon demand resulted in a
supplier response ahead of the seasonally
slow shipping period in Q1 2012 associated
with subdued market activity around Chinese
New Year, and resulted in some inventory
building at mine sites
Zircon prices are expected to stabilize in the
next quarter before trending up in the second
half of the year as market conditions improve

25 IV. Conclusion

TiO
2
pigment producers are limited in their ability to make significant capacity expansions to meet incremental demand due to the constrained ore market
Access to ore is critical for any meaningful capacity increases
Limited substitutes
Time and cost to build greenfield plants
Tronox management estimates that during 2007-2009, approximately 7% of global capacity was shuttered
The projected expansion of TiO
2
pigment supply reflects announced but not completed production facilities, most of which are in China and producing via the sulfate process
Current supply dynamics and projected demand increases is expected to result in a continued favorable pricing environment over the long term
TiO
2
- Supply/Demand
(000’s tonnes)1
26
TiO
2
Pigment Pricing ($ / tonne)
1. Per TZMI 4Q2011 forecast.
2. Per TZMI 4Q2011 forecast.
Structural Shift in the Industry Expected to
Continue to Drive TiO
2
Prices Higher
26
3,000
4,000
5,000
6,000
7,000
2007A 2008A 2009A 2010A 2011F 2012F 2013F 2014F 2015F
Supply Potential New Projects
Demand
0.0%
50.0%
100.0%
150.0%
200.0%
250.0%
2009A 2010A 2011E 2012E 2013E 2014E 2015E
As a result of strong underlying demand, a lack of capacity and overall structural shift in the industry, TiO
2
prices have increased significantly and are expected to remain high
2

Leading Global Market Position
Advantaged, Proprietary
TiO2
and Titanium Feedstock Production Technology
Best Positioned to Capitalize on Trends in Mineral Sands, TiO2
& Zircon Industries
Key Investment Highlights
Vertically Integrated Platform Assures Security of Titanium Feedstock Supply and Margin
Capture at Both Levels of the Supply Chain
Low Cost and Efficient Production Network

Innovative, High Performance Products
Experienced Management Team

Appendix 28 28

Acquisition of Exxaro Mineral Sands

Tronox Pro Forma Corporate Structure
29
Transaction Overview
Tronox
Worldwide
LLC
Tronox
Incorporated’s
Non-U.S.
Assets
Tiwest Joint
Venture
Tronox
Incorporated’s
U.S. Assets
Tronox
Incorporated
Current
Tronox
Incorporated
Stockholders
Tronox
Limited
South African
Mineral Sands
Businesses
Exxaro
Other
Exxaro
Assets
100.0%
100.0%
100.0%*
100.0% 50.0% 50.0% 100.0%
74.0%
26.0%
100.0% of Class A Shares
(~61.5% of voting rights)
100.0% of
Class B Shares
(~38.5% of
voting rights)
*Note: Assuming no Tronox Incorporated shareholders elect to receive exchangeable shares in  Tronox Limited.
On September 26, 2011, Tronox entered into a definitive
agreement to acquire Exxaro Resources’ (“Exxaro”) mineral
sands operations, which will create the world’s largest vertically-
integrated TiO
2
pigment company (“New Tronox”)
Exxaro will receive approximately 38.5% of the common
equity in New Tronox in exchange for its mineral sands
operations, which will be contributed debt free
Exxaro will retain a 26% ownership interest in the South
African operations of the Mineral Sands business in order
to comply with South African BEE ownership
requirements.
For the LTM period ended 12/31/2011, New Tronox
would have generated pro forma revenues of $2,306
million and Adjusted EBITDA of $844 million (37%
Adjusted EBITDA margin)
New Tronox will have approximately 3,500 employees
and 16 locations around the world
The acquisition is expected to close in Q2 2012
Tronox has refinanced its Senior Secured Term Loan ($425
million at signing) with a new $550 million Senior Secured Term
Loan and $150 million Senior Secured Delayed Draw Term Loan
(together, the “Term Facility”)
The Term Facility expressly permits the Exxaro Mineral
Sands acquisition and, together with cash on hand, will
fund all cash uses to permit the Exxaro Mineral Sands
acquisition
Tronox’s existing $125 million ABL Revolver has been
amended and will remain outstanding

Exxaro Transaction Detail
Transaction Structure Detail
Current Tronox shareholders to exchange existing common stock for new Class A shares in Tronox Limited, a newly-formed Australian-domiciled corporation and
$12.50 per share
Option to receive exchangeable shares with right to exchange later into Class A shares and $12.50 per share, subject to minimum and maximum (with pro ration) election thresholds
Exxaro contributing mineral sands operations to New Tronox in exchange for Class
B shares in Tronox Limited
Exxaro to retain 26% direct minority ownership in the South African businesses to comply with South African BEE ownership requirements
Approximately 10.0 million shares will be issued to Exxaro excluding put/call shares
Put/call shares: 1.4 million shares in exchange for Exxaro’s 26% direct interest in the South African operations in the event that the BEE compliance structure is no longer required
Transaction is taxable to Tronox shareholders
Pro Forma Shares Outstanding
25.9 million shares outstanding (excluding Exxaro’s put/call shares)
Intention to list the NYSE after closing
30 30

Key Governance Terms

Management and Pro
Forma Board of
Directors
Exxaro Lock-up and
Standstill Provisions
9 member board comprising:
6 Class A directors (nominated by Tronox)
3 Class B directors (nominated by Exxaro)
Tom Casey to remain Chairman & CEO of
combined company
Key members of Exxaro's senior management
expected to join Tronox including current leader of
mining operations
Three-year lockup period for Exxaro
Standstill limiting Exxaro's ownership to less than
45% until the third anniversary of the transaction
Thereafter, board approval process and/or
majority support from unaffiliated shareholders
required in order for Exxaro to go above 50%

Key Governance Terms (cont’d)
Limited significant matters require supermajority (6 of 9)
approval at board level, including:
Change in Executive Management
Material acquisitions / dispositions
Sale of the Company
Decision to pay dividends
Class voting (approval of Class A and Class B shareholders
voting separately) to approve merger or sale of the company
Majority of all the shares in each class for as long as Exxaro’s
Class B voting interest is at least 20%
Receipt of all regulatory approvals
Effective New Tronox and Tronox Inc. registration statement
Tronox shareholder approval
$20 million termination fee if Exxaro terminates following a fiduciary change in recommendation by Tronox’s board
Anticipated Closing Q2 2012
32
Limited Board
Supermajority
Matters
Change of Control
Provisions
Key Conditions to
Closing

Tronox Mineral Resources & Reserves
Endnotes
33 33
1
Mineral Resources are quoted inclusive of mineral resources that have been modified to ore reserves.
2
Tonnages are quoted in metric million tonnes.
3
"ROM" stands for Run of Mine, which is a mining term that means a stockpile of ore that has been created without any blending or processing, meaning that the ore has been mined and transported to the stockpile location in its original condition. ROM is quoted in millions of tonnes.
4
All extraction methods are open- cut mining operations.
5
"LoMP" stands for Life of Mine Plan, which means either the total number of years needed to extract reserves from a designed mine pit, or a design and costing study of an existing operation in which appropriate assessments have been made of realistic assumed modifying factors to demonstrate at the time of reporting that extracting is reasonably justified.
6
Proven reserves means the economically mineable material derived from a measured resource. Proven reserves are estimated with a high level of confidence, include contaminating materials and allow for losses that are expected to occur when the material is mined.
7
Probable reserves means the economically mineable material derived from a measured or indicated resource, or both. Probable reserves are estimated at a lower evel of confidence than proven reserves, include contaminating materials and allow for losses that are expected to occur when the material is mined.
8
A renewal for the Port Durnford prospecting right has been submitted. The outcome is still pending.
9
A renewal for the Centane prospecting right has been submitted. The outcome is still pending.
10
A portion of the measured resources within Namakwa Sands's mining right, but falling outside the boundary of the approved environmental management plan ("EMP"), was converted to probable reserves pending approval from the DMR to extend Namakwa Sands's EMP boundary.
Exxaro Mineral Sands submitted an application to the DMR to extend the Namakwa Sands's EMP boundary, which was approved on March 28,
2012.
11
In 2011, the Namakwa Sands proven and probable reserves amount decreased by approximately 130 million tonnes from the 2010 amount due to mining of the reserves and the exclusion in 2011 of the east orange feldspathic sand ("EOFS") material from Namakwa Sands's life of mine and mineral reserves following a pre- feasibility study conducted in 2011, which concluded that building a proposed new plant to process the EOFS material was not currently economically feasible. The EOFS material, however, still remains part of Namakwa Sands's mineral resources, and
Exxaro Mineral Sands is investigating alternative technologies for processing the EOFS material.
12
Block P, Port Dunford, Centane, and Cooljarloo West are exploratory programs without known reserves.